UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Meeting of Shareholders held on November 14, 2022

At the General Meeting of TC BioPharm (Holdings) plc (the “Company”) held November 14, 2022, all the resolutions set out in the Notice of General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the “Directors”). All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of General Meeting) are as follows:

#	Resolution	% Votes Cast For
1	Consolidation of Shares	94.51
2	Subdivision of shares and re-designation as Deferred Shares	94.46
3	Amendment of Articles of Association *	95.82
4	Buy back of Deferred Shares *	97.57

* These resolutions are special resolutions.

The full text of each resolution passed at the General Meeting held on November 14, 2022 is set out in the Notice of General Meeting, which is available for viewing on the Company’s website at https://ir.tcbiopharm.com/sec-filings/all-sec-filings.

The record date for the share consolidation will be 18.00 (GMT) on November 18, 2022 and is anticipated, subject to Nasdaq approval, to have a marketplace effective date of 09.30 (ET) on November 21, 2022.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: November 16, 2022

-3-